Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of Company:

Cynapsus Therapeutics Inc.
828 Richmond Street West
Toronto, Ontario M6J 1C9

(the “Corporation”)

Item 2 -	Date of Material Change:

March 11, 2015.

Item 3 -	News Release:

A news release was issued on March 11, 2015, a copy of which is annexed hereto as Schedule “A”.

Item 4 -	Summary of Material Change:

Cynapsus Therapeutics Inc. (TSX: CTH) (OTCQX: CYNAF) today announced that it has completed an End-of-Phase 2 meeting with the U.S. Food and Drug Administration (FDA) regarding Cynapsus’ APL-130277 drug candidate for the acute rescue of OFF episodes associated with Parkinson’s disease (PD) and has received the final meeting minutes. At the meeting, agreement was reached on the design, duration and size for the Phase 3 program clinical studies, as well as for primary and key secondary endpoints. As a result, Cynapsus plans to initiate a pivotal Phase 3 program evaluating the safety and efficacy of APL-130277 in PD patients in the second quarter of 2015.

Item 5 -	Full Description of Material Change:

See attached news release.

Item 6 -	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 -	Omitted Information:

Not Applicable.

Item 8 -	Executive Officer:

For further information, please contact:

Andrew Williams
Chief Operating Officer / Chief Financial Officer
828 Richmond Street West
Toronto, Ontario M6J 1C9

Telephone: (416) 703-2449 (ext. 253)

Item 9 -	Date of Report:

DATED at Toronto, Ontario, this 11th day of March, 2015.

SCHEDULE “A”

PRESS RELEASE

Cynapsus Therapeutics Provides Clinical and Regulatory Update for APL-130277 for the Acute Rescue of OFF Motor Symptoms of Parkinson’s Disease

•	Details of the Phase 3 Pivotal Program to Begin in the Second Quarter of 2015

•	Received Final Minutes From End-of-Phase 2 Meeting with U.S. FDA

•	Summary of Updated CTH-105 Phase 2 Trial Data

March 11, 2015

TORONTO (BUSINESS WIRE) – Cynapsus Therapeutics Inc. (TSX: CTH) (OTCQX: CYNAF) today announced that it has completed an End-of-Phase 2 meeting with the U.S. Food and Drug Administration (FDA) regarding Cynapsus’ APL-130277 drug candidate for the acute rescue of OFF episodes associated with Parkinson’s disease (PD) and has received the final meeting minutes. At the meeting, agreement was reached on the design, duration and size for the Phase 3 program clinical studies, as well as for primary and key secondary endpoints. As a result, Cynapsus plans to initiate a pivotal Phase 3 program evaluating the safety and efficacy of APL-130277 in PD patients in the second quarter of 2015.

“We are very pleased with the outcome of our End-of-Phase 2 meeting with the FDA and appreciate their constructive feedback on our development program. We now have the Agency’s guidance on the safety and efficacy requirements for completion of a registration program for APL-130277 in patients with Parkinson’s disease,” said Anthony Giovinazzo, President and CEO of Cynapsus. “A great deal of effort and planning have gone into preparing for our Phase 3 development program, and we are now focused on the initiation of the CTH-300 and CTH-301 Phase 3 studies in the second quarter of this year with a view to submitting a New Drug Application (NDA) in 2016.”

Updated APL-130277 Clinical and Regulatory Plan

On February 4, 2015, Cynapsus held its End-of-Phase 2 meeting with the FDA. For development of APL-130277 in the United States, Cynapsus will follow section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act. Specifically, Cynapsus is pursuing a novel formulation of apomorphine that is a convenient, tolerable and safe sublingual thin filmstrip. The drug substance (apomorphine) is identical to the active pharmaceutical ingredient in the FDA approved subcutaneous injection, Apokyn®. APL-130277 is being developed as an adjunctive therapy for the on-demand management of OFF episodes (i.e., predictable wearing OFF, morning akinesia (or morning OFF), delayed ON (or dose failure), and unpredictable OFF) in patients with PD, similar to the description of usage in the FDA approved Apokyn® label.

The 505(b)(2) regulatory pathway will require Cynapsus to provide statistically significant clinical evidence that PD patients experience resolution of their OFF episodes as a result of delivery of apomorphine via the sublingual thin filmstrip route.

To achieve this, Cynapsus currently plans to complete the following clinical studies:

•	CTH-200 Bridging Study. A single-dose, crossover comparative bioavailability and pharmacokinetic (PK) study in healthy volunteers. This study is designed to allow Cynapsus to use the safety and efficacy data for the Reference Listed Drug (Apokyn®) in its NDA submission to the FDA. This study is planned to start in Q2 2015.

•	CTH-300 Efficacy Study. A double-blind, placebo-controlled, parallel-design study with an estimated 126 PD patients who have at least one OFF episode every 24 hours, with total OFF time of at least two hours per day. The objective is to evaluate the efficacy and safety of APL-130277 versus placebo in patients with PD over a 12 week period. The primary end point will be the mean change in the Unified Parkinson’s Disease Rating Scale Part III (UPDRS III) score at 30 minutes after dosing. This study is planned to start in Q2 2015.

•	CTH-301 Safety Study. A long-term open-label, single arm safety study in PD patients who have at least one OFF episode every 24 hours, with total OFF time of at least two hours per day. The objective is to evaluate the safety and tolerability of APL-130277 in patients with PD over a six-month period. An estimated 226 patients will be enrolled, including up to 126 who had been enrolled in the CTH-300 efficacy study and rolled over to this study, plus an additional 100 new patients. This study is planned to start in Q3 2015.

In parallel to these studies, Cynapsus will be performing the necessary scale-up, process validation and stability as part of the Chemistry, Manufacturing and Controls (CMC) requirements for the filing of the NDA. All development will be performed according to current Good Manufacturing Practices (cGMP) methodology.

Upon completion of the efficacy and safety studies, as well as the CMC section, Cynapsus intends to prepare and submit a 505(b)(2) NDA to the FDA in 2016.

CTH-105 Phase 2 Study Results: Updated Summary

On November 19, 2014, Cynapsus announced positive top-line results from its CTH-105 Phase 2 study of APL-130277. The following contains additional information and analysis regarding the final data from the CTH-105 study.

In the CTH-105 Phase 2 open-label multicenter study, APL-130277 was assessed in 19 patients with PD who experienced the debilitating effects of OFF episodes, with a total duration of OFF of at least two hours daily. All 19 patients in the study who were historically responsive to levodopa, had a predictable OFF episode achieved by having them take their last dose of levodopa and other PD medications no later than 10 p.m. the night prior to coming into the clinic. Patients were not allowed to take their first dose of levodopa and other PD medications in the morning, resulting in a morning OFF state, which is one of the most difficult to convert and maintain in an ON state. Patients were then given escalating doses of APL-130277, starting at 10 mg up to 30 mg in 5 mg increments, until a full ON was achieved, as documented by study staff, the patient and a clinician assessment. Patients could be dosed up to two times a day over 3 days. The UPDRS III score was measured pre-dose and at 15, 30, 45, 60 and 90 minutes after APL-130277 administration. Those patients who converted from OFF to full ON subsequently received the same dose of APL-130277 to confirm the effect.

The UPDRS III is a widely-used scale that combines a clinician’s evaluation on a 5-point scale of several motor functions, including movement, speech, tremor, posture and gait. UPDRS Part III is commonly used as the primary endpoint in clinical trials evaluating the efficacy of PD treatments. CTH-105 utilized the newer version of this scale, the Movement Disorders Society (MDS) UPDRS III, which is nearly identical to the older version.

Efficacy analyses consisted of three populations: (1) modified intent to treat (ITT) population, which included all 19 subjects dosed; (2) per protocol (PP) population, which included the 15 patients with no dosing protocol deviations; and (3) Responder population, which included those patients achieving a full ON response following dosing with APL-130177. The primary efficacy endpoint was the percentage of patients that turned ON following APL-130277 administration. In the ITT population, 15 of 19 patients dosed achieved a clinically meaningful, full ON following APL-130277 administration. All 15 turned ON within 30 minutes of dosing and 6 turned ON within 15 minutes. Thirteen of the 15 remained ON for at least 30 minutes and 9 remained ON for at least 60 minutes, with a mean ON of over 50 minutes. The mean time to full ON as reported by study staff was 22 minutes. All five doses of APL-130277 used in the study (10, 15, 20, 25 and 30 mg) converted patients from the OFF state to a full ON state. Over half of the patients needed the lowest two doses (10 and 15 mg) and 80% used 20 mg or less. The mean dose required to convert patients to ON was 18.4 mg. Two of the patients who did not turn ON following APL-130277 administration were dosed incorrectly (i.e., were told to swallow the strip immediately instead of dissolve sublingually), while the other two were dosed up to the maximum dose of 30 mg, suggesting a higher apomorphine dose may be needed.

The secondary efficacy endpoint was the mean change in UPDRS Part III from pre-dose to 15, 30, 45, 60 and 90 minutes after dosing. The mean baseline UPDRS III in an OFF state was 41.4. All analysis populations demonstrated a large, clinically meaningful change in UPDRS at all time points studied, with a maximum change of 15 points for the ITT population and 17.3 points for the Responder population. Additionally, the percent change in UPDRS III was approximately 30% or greater at all time points, with a maximum percent change of 35.6% for the ITT population and 41.4% for the Responder population. Mean percentage change of approximately 30% is considered a clinically meaningful level at which point patients turn ON. The onset of a clinically meaningful improvement was seen in as early as 10 minutes and lasted up to 90 minutes, the last time point measured in this study.

The graph below shows the mean change from baseline in MDS-UPDRS III for three analysis sets.

Mean Change in UPDRS III from Pre-dose Over Study Period

In the CTH-105 study, a total of 77 doses of APL-130277 were administered to the 19 patients who completed dosing. Treatment with APL-130277 was safe and well-tolerated by all of the patients in the study. Nausea was reported by four patients at doses of 10 mg, 15 mg and 20 mg. One of these patients also experienced a mild episode of emesis. There were no reports of nausea at higher doses by any of the patients in the study. There were no reports of local irritation, and only one patient experienced symptomatic hypotension in the study. There were no related serious adverse events and no subjects discontinued due to an adverse event.

“We are very pleased with these further results of the CTH-105 study,” said Albert Agro, PhD, Chief Medical Officer of Cynapsus. “The data continue to support our hypothesis that sublingual administration of APL-130277 results in a rapid improvement of motor symptoms and a significant improvement in patient outcomes.”

About Cynapsus Therapeutics Inc.

Cynapsus is a specialty pharmaceutical company developing a sublingual thin filmstrip for the acute rescue of OFF episodes associated with Parkinson’s disease. Cynapsus’ drug candidate, APL-130277, currently in late-stage clinical development, is an easy-to-use, fast-acting, formulation of apomorphine, which is the only approved drug (in the United States, Europe, Japan and other countries) to rescue patients from OFF episodes. Cynapsus anticipates completing pivotal studies to support a 505(b)(2) New Drug Application (NDA) expected to be submitted in 2016.

Parkinson’s disease is a chronic and progressive neurodegenerative disease. OFF episodes are periods of time during which PD symptoms re-emerge despite taking PD medicines. Symptoms include stiffness, slow movements and difficulty in starting movements, greatly impacting a patient’s quality of life and ability to work. More than 1 million people in the U.S. and an estimated 4 million to 6 million people globally suffer from Parkinson’s disease with prevalence increasing with the aging of the population. It is estimated that up to one half of all people with Parkinson’s disease experience OFF episodes at least once daily and up to six times daily, with each episode lasting between 30 and 120 minutes.

More information about Cynapsus (TSX: CTH) (OTCQX: CYNAF) is available at www.cynapsus.ca and at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Contacts

Anthony Giovinazzo

President and CEO

(416) 703-2449 x225

ajg@cynapsus.ca

Andrew Williams

COO & CFO

(416) 703-2449 x253

awilliams@cynapsus.ca

LHA

Anne Marie Fields

(212) 838-3777

afields@lhai.com

Forward Looking Statements

This announcement contains “forward-looking statements” within the meaning of applicable securities laws. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cynapsus to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks and uncertainties relating to Cynapsus’ business disclosed under the heading “Risk Factors” in its Annual Information Form and its other filings with the various Canadian securities regulators, which are available online at www.sedar.com. Although Cynapsus has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Cynapsus does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Neither the TSX nor the OTCQX International has approved or disapproved of the contents of this press release.

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